Exhibit 23.1

Independent Registered Public Accounting Firm’s Consent

We consent to the inclusion in this Registration Statement of Churchill Capital Corp V (the “Company”) on Amendment No. 2 to Form S-1, File No. 333-248972, of our report dated June 12, 2020, except for the first paragraph of Note 5, the third paragraph of Note 7 and the second paragraph of Note 8 as to which the date is October 19, 2020, which includes an explanatory paragraph as to the Company’s ability to continue as a going concern, with respect to our audit of the financial statements of Churchill Capital Corp V (formerly known as One Judith Acquisition Corp) as of June 8, 2020 and for the period from May 12, 2020 (inception) through June 8, 2020, which report appears in the Prospectus, which is part of this Registration Statement. We also consent to the reference to our Firm under the heading “Experts” in such Prospectus.

/s/ Marcum llp

Marcum llp

December 11, 2020